UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SRM ENTERTAINMENT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

85237B101
(CUSIP Number)

Richard A. Miller SRM Entertainment, Inc. 1061 E. Indiantown Rd., Ste. 110 Jupiter, FL 33477 (561) 244-7100

With Copies To:

Arthur Marcus, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st floor New York, New York 10036 Tel: (212) 930-9700 Fax: (212) 930-9725
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 85237B101	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard A. Miller
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 625,839
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 625,839
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON IN

* Represents the percentage ownership based on 9,450,000 shares of common stock of SRM Entertainment, Inc. outstanding as of August 14, 2023.

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CUSIP No. 85237B101

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of SRM Entertainment, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1061 E. Indiantown Rd., Ste. 110, Jupiter, FL 33477.

Item 2. Identity and Background.

(a)	Richard A. Miller, an individual (the “Reporting Person”).

(b)

The business address of the Reporting Person is SRM Entertainment, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1061 E. Indiantown Rd., Ste. 110

Jupiter, FL 33477.

(c)	Reporting Person is the Chief Executive Officer of the Issuer.

(d)	Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of United States

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CUSIP No. 85237B101

Item 3. Source and Amount of Funds or Other Consideration.

On August 14, 2023, the Company sold 1,250,000 shares of its common stock in an initial public offering at $5.00 per share and listed its shares of common stock on the Nasdaq Capital Market. As of the date of the Company’s initial public offering (the “IPO”), the Reporting Person beneficially owned 625,839 shares of the Company’s common stock, of which (i) 600,000 shares were owned by the Reporting Person prior to the Company’s IPO and were acquired by the Reporting Person pursuant to a subscription agreement between the Reporting Person and the Company dated November 28, 2022, at a purchase price of $0.0001 per share, and (ii) 25,839 shares were acquired by the Reporting Person pursuant to a distribution of the Company’s common stock by Jupiter Wellness, Inc., on the date of the IPO and any funds used to purchase securities from the Company were personal funds.

Item 4. Purpose of Transaction.

The information furnished in Item 3 is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 625,839 shares of the Issuer’s common stock, which represents approximately 6.3% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over his 625,839 shares of common stock of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 625,839 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, the Reporting Person (and the Company’s other officers) entered into a lock-up agreement pursuant to which the Reporting Person Agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of the Company’s common stock or other securities convertible into or exercisable or exchangeable for the Company’s common stock for a period of 90 days from the date of closing the IPO (August 14, 2023).

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 of Amendment No. 3 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on July 18, 2023).

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CUSIP No. 85237B101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

RICHARD A. MILLER

August 23, 2023	By:	/s/ Richard A. Miller
	Name:	Richard Miller

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